Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the quarter ended June 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months ended June 30, 2021. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements (the "Q1 Financial Statements") and accompanying notes for the three months ended June 30, 2021 and 2020, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2021. These documents, as well as the Company's Annual Report on Form 20-F, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q1 Financial Statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section titled “Non-IFRS Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to August 11, 2021, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q1 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-to-five-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues,

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 1

profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A and the MD&A for the year ended March 31, 2021, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya advises in strategy and digital transformation, with more than 3,300 professionals in Canada, the U.S., and Europe and assists clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys leading-edge solutions, services, and skill to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 2

Business Offerings
Alithya's business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Services. Alithya’s experts guide clients through all facets of Application Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the United States and Europe, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 3

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 4

4. Strategic Business Plan
Alithya has adopted a three-to-five-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity, and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 5

5. Financial Highlights

Results of Operations	Three months ended June 30,
(in $ thousands)	2021	2020
	$	$
Revenues	102,921	70,711
Net Loss	(2,032)	(4,529)
EBITDA (1)	1,582	66
EBITDA Margin (1)	1.5%	0.1%
Adjusted EBITDA (1)	7,012	3,269
Adjusted EBITDA Margin (1)	6.8%	4.6%

Other	June 30,	March 31
(in $ thousands)	2021	2021
	$	$
Total Assets	365,663	243,261
Net Bank Borrowing (2)	30,642	21,100
Total Long-Term Debt	62,350	54,951

Shares and Stock Options Outstanding	August 6,
2021
Class A subordinate voting shares ("Subordinate Voting Shares")	76,556,498
Class B multiple voting shares ("Multiple Voting Shares")	7,321,616
Options (3)	4,525,983
Deferred Share Units ("DSUs")	376,556
Restricted Share Units ("RSUs")	181,498
Performance Share Units ("PSUs")	332,263

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below titled “Non-IFRS Measures”.
2 This is a non-IFRS financial measure as defined below. Refer to the section below titled “Non-IFRS Measures” and to section 11.6 for the calculated amount.
3 Includes 810,528 stock options to purchase Multiple Voting Shares.
•Revenues increased 45.6% to $102.9 million, compared to $70.7 million for the same quarter last year. The consolidated percentage increase would have been 51.3% assuming a constant US$ exchange rate.
•Gross margin increased 38.9% to $28.3 million, compared to $20.4 million for the same quarter last year.
•Gross margin as a percentage of revenues decreased to 27.5%, from 28.9% for the same quarter last year.
•Selling, general and administrative expenses as a percentage of revenues decreased to 22.1%, from 27.5% for the same quarter last year.
•Adjusted EBITDA(1) increased 114.5% to $7.0 million, compared to $3.3 million for the same quarter last

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 6

year, and increased 115.0% sequentially compared to the fourth quarter of last year.
•Q1 bookings(1) reached $708.5 million, including the $600.0 million estimated value of the two new long-term contracts signed as part of the acquisition of R3D Consulting Inc., which translated into a book-to-bill ratio(1) of 7.11 for the quarter, and on a trailing twelve months basis, bookings(1) were $989.7 million, which translated into a book-to-bill ratio(1) of 3.21.
•Net loss of $2.0 million, or $0.02 per share, compared to a net loss of $4.5 million, or $0.08 per share, for the same quarter last year.
6. Business Combination
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D") (the “R3D Acquisition”), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, subject to customary post-closing purchase price adjustments, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date. The accounting for this acquisition and the purchase price allocation have not yet been finalized.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the R3D Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the R3D Acquisition, the fair value will then be revised. The R3D Acquisition is being accounted for using the acquisition method of accounting.
For the three months ended June 30, 2021, the Company incurred acquisition-related costs of approximately $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition and integration costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 7

Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc. (in $ thousands)	$
Current assets
Cash	577
Accounts receivable and other receivables	10,165
Unbilled revenue	7,169
Prepaids	91
18,002
Non-current assets
Tax credits receivable	3,234
Property and equipment	2,207
Right-of-use assets	4,212
Intangibles	52,777
Deferred tax assets	763
Goodwill	40,627
Total assets acquired	121,822

Current liabilities
Accounts payable and accrued liabilities	15,070
Income taxes payable	155
Deferred revenue	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,829
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,810
Total liabilities assumed	40,259

Net assets acquired	81,563

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 8

Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc. (In $ thousands)	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares	80,585
Total consideration transferred	81,563

Alithya IT 's contribution to the Group results
The Alithya IT business contributed revenues of approximately $19,993,000 and a loss before income taxes of $1,709,000, including amortization of intangibles and integration costs of $951,000 and $1,792,000, respectively, to the Group. These amounts have been calculated using Alithya IT's results and adjusting for:
•differences in accounting policies between the Group and Alithya IT; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2021.
7. Non-IFRS Measures
This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
•“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•"Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisitions and integration costs, severance, internal ERP systems implementation and other redundant and non-recurring items. Management believes that Adjusted EBITDA is a useful measure as it provides an indication of the

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 9

results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to adjusted EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“Adjusted EBITDA Margin” refers to the percentage of total revenue that adjusted EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•“Net Bank Borrowing” refers to long-term debt, including the current portion, less balances of purchase payable, unsecured promissory notes under the Paycheck Protection Program ("PPP"), deferral of employment tax payments under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), unamortized transaction costs, cash, and restricted cash. For the calculation of net bank borrowing, see the section titled “Long-Term Debt and Net Bank Borrowing” below. Management believes that net bank borrowing is a useful measure as it provides an indication of the liquidity of the Company.
•‘’Bookings’’ refers to the amount of new bookings in Canada and the U.S., which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts occurring during the period. Management believes information regarding new bookings can provide useful trend insight regarding changes in the volume of new business over time.
•‘’Book-to-Bill Ratio’’ refers to bookings divided by revenues, for the same period. Management believes this measure allows the monitoring of the Company’s backlog and offers useful insight on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 10

8. Results of Operations

	For the three months ended June 30,
(in $ thousands, except for per share data)	2021	2020
	$	$
Revenues	102,921	70,711
Cost of revenues	74,581	50,308
Gross margin	28,340	20,403

Operating expenses
Selling, general and administrative expenses	22,747	19,416
Business acquisition and integration costs	3,943	913
Depreciation	1,553	882
Amortization of intangibles	3,380	3,654
Foreign exchange loss	68	8
	31,691	24,873
Operating loss	(3,351)	(4,470)
Financial expenses	949	728
Loss before income taxes	(4,300)	(5,198)
Income tax expense (recovery)
Current	(48)	789
Deferred	(2,220)	(1,458)
	(2,268)	(669)
Net loss	(2,032)	(4,529)
Basic and diluted loss per share	(0.02)	(0.08)

8.1Revenues
Revenues amounted to $102.9 million for the three months ended June 30, 2021, a $32.2 million increase, or 45.6%, from $70.7 million for the three months ended June 30, 2020. Assuming a constant US$ exchange rate, the consolidated percentage increase would have been 51.3%.
Revenues in Canada increased by $29.9 million, or 77.8%, to $68.2 million for the three months ended June 30, 2021, from $38.4 million for the three months ended June 30, 2020. Organic growth in all areas and additional revenues of $20.0 million from the R3D Acquisition, including growth from the two new long-term contracts, accounted for the bulk of the increase in revenues. On a sequential basis, revenues in Canada increased by $22.8 million, from $45.4 million for the fourth quarter of last year.
U.S. revenues increased by $1.1 million, or 3.7%, to $31.4 million for the three months ended June 30, 2021, from $30.3 million for the three months ended June 30, 2020. General organic growth in most areas, particularly in the Oracle business, was partially offset by the negative impact of foreign exchange variations between the periods. Revenues would have been $35.5 million with a constant US$ exchange rate, resulting in an increase in constant currency of 17.1%. On a sequential basis, revenues in the U.S. increased by $1.7 million, from $29.7 million for the fourth quarter of last year, despite an unfavorable US$ exchange rate impact of $1.0 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 11

In Europe, revenues increased by 59.5%, to $3.3 million, from $2.0 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods. On a sequential basis, revenues in Europe increased by $0.4 million, from $2.9 million for the fourth quarter of last year.
8.2Gross Margin
Gross margin increased by $7.9 million, or 38.9%, to $28.3 million for the three months ended June 30, 2021, from $20.4 million for the three months ended June 30, 2020. Gross margin as a percentage of revenues decreased to 27.5% for the three months ended June 30, 2021, from 28.9% for the three months ended June 30, 2020.
The percentage decrease was driven primarily by decreased gross margin in Canada from the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors, as well as a $2.5 million impact from increased costs on one large customer project also involving the development of some highly complex, bespoke digital transformation software, which may have further commercial applications. The project is nearing completion and no further cost increases or losses are expected going forward. This decrease was partially offset by increased gross margin in the U.S. and Europe, due to some U.S. governmental wage subsidies, namely the forgiveness of $4.6 million in PPP loans, as well as increased utilization rates. Of note, before the impact of the above large customer project, the wage subsidies, and the R3D Acquisition, the gross margin percentage increased in all geographies. On a sequential basis, the overall gross margin increased by $4.8 million, or 20.8%, from $23.5 million for the fourth quarter of last year.
As with previous acquisitions, the Company’s objective is to gradually transform R3D's revenue mix by increasing revenues from permanent employees relative to subcontractor revenues, which would result in higher gross margins.
8.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.
Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, U.S. and Europe).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 12

The following table presents total external revenues by geographic location:

	For the three months ended June 30,
(in $ thousands)	2021		2020
	$	%	$	%
Canada	68,234	66.3	38,370	54.2
U.S.	31,434	30.5	30,302	42.9
Europe	3,253	3.2	2,039	2.9
	102,921	100.0	70,711	100.0

8.4Operating Expenses
8.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $22.7 million for the three months ended June 30, 2021, an increase of $3.3 million, or 17.1%, from $19.4 million for the three months ended June 30, 2020. As a percentage of consolidated revenues, total selling, general and administrative expenses were 22.1% for the three months ended June 30, 2021, compared to 27.5%, for the same period last year.
Expenses in Canada increased by $4.1 million, or 36.4%, including $1.8 million related to the R3D Acquisition, to $15.6 million, for the three months ended June 30, 2021, from $11.5 million for the three months ended June 30, 2020, due primarily to increases of $4.0 million in employee compensation costs and $0.3 million in recruiting fees due to increased headcount as the Company continues to invest in resources, an increase of $0.5 million in information technology and communications costs and an increase of $0.2 million in professional fees, partially offset by decreases of $0.7 million in mostly non-cash share-based compensation from fully vested shares and $0.1 million in travel expenses due to COVID-19 travel restrictions. Expenses from the R3D business are expected to decline, over the coming quarters, from additional administrative and operational synergies.
Expenses in the U.S. and Europe decreased by $0.8 million due to a favorable US$ exchange rate variation impact of $0.8 million, cost-saving measures implemented in response to the COVID-19 pandemic and government subsidies recorded against compensation costs, namely the forgiveness of $1.3 million in PPP loans, partially offset by increased employee compensation and recruiting costs due to increased headcount as the Company continues to invest in resources with an eye towards future revenue growth.
On a sequential basis, when compared to the fourth quarter of last year, selling, general and administrative expenses increased by $1.0 million, from $21.7 million, primarily due to the R3D Acquisition and increased employee compensation costs, partially offset by the positive impact of foreign exchange variations between the periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 13

8.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended June 30,
(in $ thousands)	2021	2020
	$	$
Stock option plan	190	170
Share purchase plan – employer contribution	254	133
Share-based compensation on shares vested during the period, issued on business acquisitions	478	1,246
DSUs	157	140
RSUs	92	9
	1,171	1,698

Share-based compensation amounted to $1.2 million for the three months ended June 30, 2021, representing a decrease of $0.5 million, from $1.7 million for the three months ended June 30, 2020. The decrease in share-based compensation was driven primarily by decreased expenses related to the fully vested shares issued in connection with anniversary payments related to previous business acquisitions. These shares ceased to generate share-based compensation once issued.
8.4.3Business Acquisitions and Integration Costs
Business acquisitions and integration costs amounted to $3.9 million for the three months ended June 30, 2021, representing an increase of $3.0 million, from $0.9 million for the three months ended June 30, 2020, driven primarily by the R3D Acquisition.
8.4.4Depreciation
Depreciation totaled $1.6 million for the three months ended June 30, 2021, compared to $0.9 million for the three months ended June 30, 2020. These costs consisted primarily of depreciation of Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.7 million for the three months ended June 30, 2021, representing an increase of $0.3 million, from $0.4 million for the three months ended June 30, 2020. Depreciation related to right-of-use assets amounted to $0.8 million for the three months ended June 30, 2021, representing an increase of $0.3 million, from $0.5 million for the three months ended June 30, 2020.
8.4.5Amortization of Intangibles
Amortization of intangibles totaled $3.4 million for the three months ended June 30, 2021, compared to $3.7 million for the three months ended June 30, 2020. These costs consisted primarily of amortization of customer relationships recognized on acquisitions which decreased by $0.1 million. Additionally, amortization of software decreased by $0.1 million and amortization of non-compete agreements decreased by $0.1 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 14

8.4.6Foreign Exchange Loss
Foreign exchange loss amounted to $0.1 million and $0.01 million the three months ended June 30, 2021 and 2020, respectively.
8.5Other Income and Expenses
8.5.1Financial Expenses
Financial expenses are summarized in the table below:

	For the three months ended June 30,
(in $ thousands)	2021	2020
	$	$
Interest on long-term debt	479	310
Interest and financing charges	75	25
Interest on lease liabilities	177	135
Amortization of finance costs	63	53
Interest accretion on balances of purchase payable	207	210
Interest income	(52)	(5)
	949	728

Financial expenses amounted to $1.0 million for the three months ended June 30, 2021, representing an increase of $0.3 million, or 30.5%, from $0.7 million for the three months ended June 30, 2020, driven mainly by increased interest on long-term debt, and interest and financing charges.
8.5.2Income Taxes
Income tax recovery was $2.3 million for the three months ended June 30, 2021, representing an increase of $1.6 million, from $0.7 million for the three months ended June 30, 2020, due primarily to an increase in deferred tax recovery in certain entities.
8.6Net Loss and Loss per Share
Net loss for the three months ended June 30, 2021 was $2.0 million, an improvement of $2.5 million, from $4.5 million for the three months ended June 30, 2020. The decreased loss was driven by increased Adjusted EBITDA, increased selling, general and administrative expenses, decreased share-based compensation, increased depreciation, increased business acquisition and integration costs, and increased income tax recovery in the three months ended June 30, 2021, compared to the three months ended June 30, 2020. On a per share basis, this translated into a basic and diluted net loss per share of $0.02 for the three months ended June 30, 2021, compared to a net loss of $0.08 per share for the three months ended June 30, 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 15

9. EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2021	2020
	$	$
Revenues	102,921	70,711
Net loss	(2,032)	(4,529)
Financial expenses	949	728
Income tax recovery	(2,268)	(669)
Depreciation	1,553	882
Amortization of intangibles	3,380	3,654
EBITDA (1)	1,582	66
EBITDA Margin (1)	1.5%	0.1%
Adjusted for:
Foreign exchange loss	68	8
Share-based compensation	1,171	1,698
Business acquisitions and integration costs	3,943	913
Premise relocation expenses	—	322
Severance	—	139
Internal ERP systems implementation	248	123
Adjusted EBITDA (1)	7,012	3,269
Adjusted EBITDA Margin (1)	6.8%	4.6%

1 Non-IFRS measure. See section titled “Non-IFRS Measures” above.
EBITDA amounted to $1.6 million for the three months ended June 30, 2021, representing an increase of $1.5 million, from $0.1 million for the three months ended June 30, 2020. EBITDA Margin was equal to 1.5% for the three months ended June 30, 2021, compared to 0.1% for the three months ended June 30, 2020.
Adjusted EBITDA amounted to $7.0 million for the three months ended June 30, 2021, representing an increase of $3.7 million, from $3.3 million for the three months ended June 30, 2020. As explained above, the contribution from the R3D Acquisition and increased gross margin were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 6.8% for the three months ended June 30, 2021, compared to 4.6% for the three months ended June 30, 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 16

10. Bookings
Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition, and which does not replace the analysis of historical revenues. For more information about the “Bookings” and “Book-to-Bill Ratio” measures, see section titled “Non-IFRS Measures” above.
New bookings during the three months ended June 30, 2021 and for the trailing twelve months were $708.5 million and $989.7 million, respectively. This translated into a book-to-bill ratio, for the quarter and the trailing twelve months, of 7.11 and 3.21, respectively. Included in the new bookings, for the three months ended June 30, 2021, is the $600.0 million estimated value of the two new long-term contracts which were signed as part of the R3D Acquisition.
11. Liquidity and Capital Resources
11.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three months ended June 30, 2021 and 2020:

	For the three months ended June 30,
(in $ thousands)	2021	2020
	$	$
Net cash from operating activities	526	7,363
Net cash used in investing activities	(747)	(1,615)
Net cash from (used in) financing activities	3,993	(199)
Effect of exchange rate changes	(22)	(82)
Net change in cash	3,750	5,467
Cash at the beginning of the period	6,903	8,810
Cash at the end of the period	10,653	14,277

11.2Cash Flows - Operating Activities
For the three months ended June 30, 2021, net cash from operating activities was $0.5 million, representing a decrease of $6.9 million, from $7.4 million for the three months ended June 30, 2020. The cash flows for the three months ended June 30, 2021 resulted primarily from the net loss of $2.0 million, less $2.0 million of non-cash adjustments to the net loss, consisting primarily of the forgiveness of PPP loans and deferred taxes, partially offset by depreciation and amortization and share-based compensation, and $4.5 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended June 30, 2020 resulted primarily from the net loss of $4.5 million, plus $4.4 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $7.5 million in favorable changes in non-cash working capital items.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 17

Favorable changes in non-cash working capital items of $4.5 million during the three months ended June 30, 2021 consisted primarily of a $9.3 million increase in accounts payable and accrued liabilities, a $0.8 million decrease in prepaids, and a $0.6 million decrease in income taxes receivable, partially offset by a $2.7 million increase in unbilled revenue, a $1.9 million increase in accounts receivable and other receivables, and a $1.7 million increase in tax credits receivable. For the three months ended June 30, 2020, favorable changes in non-cash working capital items of $7.5 million consisted primarily of a $7.6 million decrease in accounts receivable and other receivables, a $2.5 million decrease in tax credits receivable, and a $0.6 million decrease in income taxes receivable, partially offset by a $2.5 million increase in unbilled revenue and a $0.6 million decrease in deferred revenue.
11.3Cash Flows - Investing Activities
For the three months ended June 30, 2021, net cash used in investing activities was $0.7 million, representing a decrease of $0.9 million, from $1.6 million of cash used for the three months ended June 30, 2020. The cash used in the three months ended June 30, 2021 resulted primarily from the R3D Acquisition and purchases of computer equipment. In comparison, the cash used in the three months ended June 30, 2020 resulted primarily from an increase in restricted cash and purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate teleworking due to the COVID-19 pandemic.
11.4     Cash Flows - Financing Activities
For the three months ended June 30, 2021, net cash from financing activities was $4.0 million, representing an increase of $4.2 million, from $0.2 million of cash used for the three months ended June 30, 2020. The cash flows for the three months ended June 30, 2021 resulted primarily from $27.5 million in proceeds from long-term debt, partially offset by $23.1 million in long-term debt repayments and $0.5 million in repayments of lease liabilities. In comparison, the cash used for the three months ended June 30, 2020 resulted primarily from $18.6 million in long-term debt repayments and $0.3 million in repayments of lease liabilities, partially offset by $17.7 million in proceeds from long-term debt, net of related transaction costs, and a tenant allowance of $0.9 million.
11.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 18

11.6    Long-Term Debt and Net Bank Borrowing
Alithya has a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which was increased until September 30, 2021 to $70.0 million, and can be drawn in Canadian and U.S. dollars. It is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.00% to 1.50%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. Until June 30, 2021, the applicable margin on the Canadian or U.S. advances and the bankers' acceptances and LIBOR advances is set at 1.50% and 2.75%, respectively. Thereafter, the applicable margin will be determined based on threshold limits for certain financial ratios.
The Credit Facility is secured by a first ranking hypothec on the universality of Alithya’s assets, excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7.5 million. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.
Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants which are measured on a quarterly basis. As at June 30, 2021 and March 31, 2021, Alithya was in compliance with its financial covenants.
As a result of the COVID-19 pandemic, on May 5, 2020, five U.S. subsidiaries of the Group received funding under the PPP of the CARES Act administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6.3 million ($7.9 million). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which may not be forgiven.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP, which the Group applied for between November 17, 2020 and January 5, 2021. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item. Such forgiveness is to be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving such notice.
During the three months ended June 30, 2021 and 2020, the Group recognized an aggregate amount of $5.9 million (US$4.8 million) and nil, respectively, as government assistance for the last two remaining PPP loans. On June 15, 2021, the Group received confirmation of full loan forgiveness by the SBA of one of the subsidiary loans, and believes it has reasonable assurance for recognizing forgiveness on the last remaining PPP loan, as evidenced by the reception of four full loan forgiveness decisions, out of five PPP loans obtained in May 2020. The amount was included against the net loss for the period ended June 30, 2021.
The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 19

Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes is due fifty percent on December 31, 2021 and the remaining amount on December 31, 2022.
Total long-term debt as at June 30, 2021 increased by $7.4 million, to $62.4 million, from $55.0 million as at March 31, 2021, due primarily to an increase of $13.3 million in drawings under the Credit Facility, related to the R3D Acquisition, partially offset by the forgiveness of the $5.9 million unsecured promissory notes under the PPP.
As at June 30, 2021, cash amounted to $10.7 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $44.3 million was drawn under the Credit Facility and classified as current portion of long-term debt. In comparison, as at March 31, 2021, cash amounted to $6.9 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $31.0 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to net bank borrowing:

As at	June 30,	March 31,
(in $ thousands)	2021	2021
	$	$
Current portion of long-term debt	51,733	35,134
Long-term debt	10,617	19,817
Total long-term debt	62,350	54,951
Less:
Balances of purchase payable	15,624	15,519
Unsecured promissory notes under the PPP	—	6,034
Deferral of employment tax payments under the CARES Act	2,329	2,361
Unamortized transaction costs	(136)	(199)
Cash	10,653	6,903
Restricted cash	3,238	3,233
	31,708	33,851
Net Bank Borrowing (1)	30,642	21,100

(1) Non-IFRS measure. See section titled “Non-IFRS Measures” above.
During the quarter ended June 30, 2021, Alithya's net bank borrowing increased primarily as a result of the increases in long-term debt, as explained above, partially offset by the increase in cash.
11.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2021 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2021 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 20

11.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2021 and Note 13 of the annual consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2021 outside of Alithya’s ordinary course of business.
12. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
12.1Issued

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2021	51,373,822	193,552	7,321,616	3,985
Business acquisition of R3D	25,182,676	80,585	—	—
As at June 30, 2021	76,556,498	274,137	7,321,616	3,985

During the three months ended June 30, 2021, the following transaction occurred:
•As part of the R3D Acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued in consideration of the acquisition.
12.2Share Purchase Plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.
12.3Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, DSUs, RSUs, PSUs and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares. At the Board's discretion, the RSUs and PSUs may be settled, in whole or in part, in cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 21

12.4Stock Options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the greater of the closing price of such shares on the TSX on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options may be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2021	3,525,181	3.37
Granted	1,073,302	3.23
Forfeited	(72,500)	3.10
Ending balance as at June 30, 2021	4,525,983	3.28
Exercisable at period end	1,722,944	2.69

Included in the 1,722,944 of stock options exercisable as at June 30, 2021, 810,528 stock options are available to purchase Multiple Voting Shares.
On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares at a grant price of $3.23 and US$2.66, respectively.
12.5Deferred Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSUs shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be on the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than on the date that is six months after the termination date for eligible U.S. participants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 22

The following table presents information concerning DSU activity for the period:

	Number of DSUs	Weighted average grant date fair value
		$
Beginning balance as at April 1, 2021	330,246	2.97
Granted	46,310	3.39
Ending balance as at June 30, 2021	376,556	3.02

On June 30, 2021, 46,310 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.39, per DSU, for an aggregate fair value of $156,991. The amounts have been recorded in share-based compensation expense.
12.6Restricted Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant RSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The RSUs shall generally vest on the third anniversary of the date of grant and will settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant. The June 23, 2020 grants vested on the first anniversary date of the date of grant.
As at June 30, 2021, 181,498 fully vested RSUs, in aggregate, are outstanding with a grant date fair value of $2.26.
12.7Performance Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The terms and conditions of each PSU grant, including the performance goals, shall be determined by the Board. The PSUs shall be settled on the date as set out in the applicable award agreement between the participant and the Company. The Board, at its discretion, may elect to settle the PSUs in the form of a cash payment.
On June 14, 2021, the Board approved the issuance of 332,263 PSUs, in aggregate, vesting three years from the date of grant. However, the determination as to whether the performance goals related to each PSU grant are satisfied will take place in May or June of that third year subject to the terms set out in the award agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 23

12.8Share-Based Compensation
The number of Alithya stock options granted to employees during the three months ended June 30, 2021 and 2020, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	June 30,	June 30,
(in $ thousands, except for per share data)	2021	2020
Compensation expense related to the options granted	19	4
Number of stock options granted	1,073,302	755,000
Weighted average fair value of options granted	$1.20	$0.81
Aggregate fair value of options granted	1,290	609
Weighted average assumptions
Share price	$3.23	$2.26
Exercise price	$3.23	$2.26
Risk-free interest rate	1.25%	0.46%
Expected volatility*	34.7%	35.0%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.2	3.2

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 24

13. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2019	2019	2020	2020	2020	2020	2021	2021
Revenues	67,363	66,245	73,181	70,711	68,355	70,606	77,971	102,921
Cost of revenues	46,680	46,084	52,228	50,308	49,623	50,178	54,517	74,581
Gross margin	20,683	20,161	20,953	20,403	18,732	20,428	23,454	28,340
	30.7%	30.4%	28.6%	28.9%	27.4%	28.9%	30.1%	27.5%
Operating expenses
Selling, general and administrative expenses	18,576	17,745	21,534	19,416	20,146	20,421	21,740	22,747
Business acquisitions and integration costs	1,416	1,374	1,173	913	190	500	718	3,943
Depreciation	810	878	894	882	927	900	1,058	1,553
Amortization of intangibles	2,531	2,716	3,480	3,654	2,892	2,703	2,490	3,380
Foreign exchange expense (gain)	(87)	30	(158)	8	344	47	74	68
Impairment of intangibles and goodwill	—	—	28,036	—	—	—	—	—
	23,246	22,743	54,959	24,873	24,499	24,571	26,080	31,691
Operating loss	(2,563)	(2,582)	(34,006)	(4,470)	(5,767)	(4,143)	(2,626)	(3,351)
Financial expenses	450	608	668	728	827	870	849	949
Gain on recovery of note receivable	—	—	—	—	(660)	—	—	—
Gain on sale of subsidiary	—	(681)	—	—	—	—	—	—
Loss before income taxes	(3,013)	(2,509)	(34,674)	(5,198)	(5,934)	(5,013)	(3,475)	(4,300)
Income tax recovery	(683)	(694)	(699)	(669)	(443)	(220)	(950)	(2,268)
Net loss	(2,330)	(1,815)	(33,975)	(4,529)	(5,491)	(4,793)	(2,525)	(2,032)
Basic and diluted loss per share	(0.04)	(0.03)	(0.59)	(0.08)	(0.09)	(0.08)	(0.04)	(0.02)

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in certain areas of the Company’s business. Excluding quarters which have been negatively affected by the COVID-19 pandemic and the impact of the R3D Acquisition in the quarter ended June 30, 2021, gross margin has also followed an increasing trend, mainly due to business acquisitions with higher margins, and a steady migration towards higher value-added services. Selling, general and administrative expenses have increased mainly from business acquisitions, net of possible synergies, and additional costs associated with carrying out the strategic business plan and increased recruiting in order to grow revenues. Other expenses, such as business acquisitions and integration costs and depreciation and amortization of intangibles, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 25

14. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions which affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q1 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2021. The accounting policies have been applied consistently by all entities of the Group.
Assessment of COVID-19 impact
As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Group has reviewed its estimates, judgments and assumptions used in the preparation of its Q1 Financial Statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets. The estimates, judgments and assumptions used were the same as those applied in the Group's last annual audited financial statements for the year ended March 31, 2021.
15. Future Accounting Standards
At the date of authorization of the Q1 Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
New Standards and Interpretations Issued but Not Yet Effective
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 26

Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.
16. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties" of the Company's MD&A for the fiscal year ended March 31, 2021, all of which are hereby incorporated by reference.
17. Management’s Evaluation of our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2021. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 27

Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2021 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2021.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2021, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of Alithya IT, which was acquired on April 1, 2021, the operating results of which are included in the Q1 Financial Statements of the Company. The scope limitation is in accordance with National Instrument 52-109 - Certification of Disclosure in Issuers Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
Since the acquisition date, Alithya IT has contributed revenues of $20.0 million and generated a loss before income taxes of $1.7 million, including amortization of intangibles and integration costs of $1.0 million and $1.8 million, respectively, to the Group. In addition, Alithya IT's current assets and current liabilities, represented approximately 16.4% and 10.4%, respectively, of consolidated current assets and current liabilities, and non-current assets which include intangible assets and goodwill from the acquisition, represented approximately

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 28

8.4% of consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the Q1 Financial Statements and section 6 of this MD&A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2021	| 29